

December 6, 2010

Andrew T. Semmelman, Esq.
Senior Vice President
Chase Bank USA, National Association
201 North Walnut St.
Wilmington, DE 19801

> **Re: Chase Bank USA, National Association**
> **Registration Statement on Form S-3**
> **Filed November 23, 2010**
> **File No. 333-170794**

Dear Mr. Semmelman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK

codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Prospectus Supplement

General

5. Please confirm that any collateral certificate that the Chase Issuance Trust acquires will comply with the requirements of Rule 190 of the Securities Act.

Cover Page

6. We note disclosure on the cover page that a derivative agreement and supplemental credit enhancement agreements may be included in a takedown. Please revise the cover page, summary to the prospectus supplement and base prospectus to describe the forms of credit enhancement or other support that may be included in a takedown. Refer to Item 1103(a)(ix) and Item 1114 of Regulation AB.

Risk Factors, page 11

Payment patterns of cardholders may not be consistent over time, page 20

7. Please revise to disclose the current decline in consumer spending which may influence the credit card market, and discuss how these factors may affect the yield on your notes.

8. Please also expand the risk factor here, or in another appropriate place, to discuss the general issues with respect to the asset-backed securities market in light of the current credit market conditions.

Base Prospectus

Origination, page 34

9. We note disclosure on page 34 which states that Chase does not re-qualify the individual revolving credit card accounts that it acquires from other financial institutions and that there is no assurance that the accounts meet Chase's underwriting procedures. If exceptions may be made to the Chase underwriting criteria, please revise to disclose the types of exceptions that may arise. Also, revise to indicate that you will provide statistical disclosure regarding any exceptions to the underwriting procedures.

Collection of Delinquent Accounts, page 38

10. We note your disclosure that Chase has a policy of restoring or "reaging" delinquent customer accounts. Please revise to provide bracketed form disclosure indicating that you will provide, if material, data regarding the number of accounts designated for the master trust which have been re-aged in both the Transaction Summary and Delinquency and Loss Experience sections of the prospectus. Refer to Item 1100(b) of Regulation AB.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Andrew M. Faulkner, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile (917) 777-2853